

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 20, 2016

Anja Krammer
President
BioPharmX Corporation
1098 Hamilton Court
Menlo Park, CA 94025

Re: BioPharmX Corporation
Registration Statement on Form S-1
Filed October 14, 2016
File No. 333-214116

Dear Ms. Krammer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Samples at (202) 551-3199 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Khan Shing
Pillsbury Winthrop Shaw Pittman LLP